Exhibit 99.1
SAP AG, Walldorf, Germany
ISIN DE0007164600
Announcement Pursuant To
German Securities Trading Act, Section 30b (1) (1) (2):
Cancellation of Treasury Shares to Decrease Capital Stock
By resolution of the SAP AG Annual General Meeting of Shareholders on May 9, 2006, the Executive Board is empowered to repurchase Company shares for treasury in accordance with the German Stock Corporation Act, section 71 (1)(8). It is also empowered to cancel those treasury shares without a further resolution of the Annual General Meeting of Shareholders. The SAP AG Executive Board decided on September 6, 2007 to cancel 23,000,000 of the no-par shares repurchased for treasury under the May 9, 2006 resolution, representing 1.81% of the capital stock.
After cancellation of these shares, the capital stock of SAP AG will be €1,246,040,112, represented by 1,246,040,112 no-par shares, each with an attributable subscribed capital of €1. The shares will be canceled in the near future.

Walldorf, September 2007	SAP AG
The Executive Board